EXHIBIT 12

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Years Ended
	July 3 2010 (1)	June 27 2009 (2)	June 28 2008 (3)	June 30 2007 (4)	July 1 2006 (5)
Fixed charges:
Interest expense - continuing operations (6)	$147	$170	$185	$258	$300
Interest expense - discontinued operations (6)	1	—	5	6	9
Interest portion of rental expense	47	48	49	48	74

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	195	218	239	312	383
Preference security dividends of consolidated subsidiaries	—	—	—	—	—
Capitalized interest	10	10	18	21	19

Total fixed charges	$205	$228	$257	$333	$402

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$795	$358	($156)	$161	($26)
Less undistributed income in minority owned companies	—	(1)	(1)	(1)	—
Add minority interest in majority-owned subsidiaries	—	—	—	—	—
Add amortization of capitalized interest	12	12	11	9	12
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	195	218	239	312	383

Total earnings available for fixed charges	$1,002	$587	$93	$481	$369

Ratio of earnings to fixed charges	4.9	2.6	0.4	1.4	0.9

(1)	During fiscal 2010, the corporation recorded a pretax charge of $84 million in connection with certain restructuring activities. Also during fiscal 2010, the corporation recognized non-cash impairment charges of $28 million and recognized income of $133 million from contingent sales proceeds related to the disposal of its European tobacco business in 1999.

(2)	During fiscal 2009, the corporation recorded a pretax charge of $103 million in connection with certain restructuring activities. Also during fiscal 2009, the corporation recognized non-cash impairment charges of $314 million and recognized income of $150 million from contingent sales proceeds related to the disposal of its European tobacco business in 1999.

(3)	During fiscal 2008, the corporation recorded a pretax charge of $39 million in connection with certain restructuring activities. Also during fiscal 2008, the corporation recognized non-cash impairment charges of $851 million and recognized income of $130 million from contingent sales proceeds related to the disposal of its European tobacco business in 1999.

(4)	During fiscal 2007, the corporation recorded a pretax charge of $94 million in connection with certain restructuring activities. Also during fiscal 2007, the corporation recognized non-cash impairment charges of $168 million and recognized income of $120 million from contingent sales proceeds related to the disposal of its European tobacco business in 1999.

(5)	During fiscal 2006, the corporation recorded a pretax charge of $85 million in connection with certain restructuring activities. Also during fiscal 2006, the corporation recognized non-cash impairment charges of $193 million and recognized income of $114 million from contingent sales proceeds related to the disposal of its European tobacco business in 1999.

(6)	Excludes interest on uncertain tax positions.